Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Second Quarter 2019 Financial Results

SHANGHAI, August 5, 2019 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2019 ended June 30, 2019.

Second Quarter 2019 Financial Highlights:

•	Net revenues increased 7.6% over Q2 2018 to RMB963.6 million (US$140.4 million)

•	Online recruitment services revenues increased 3.8%

•	Other human resource related revenues increased 14.8%

•	Gross margin was 70.1% compared with 71.6% in Q2 2018

•	Income from operations increased 23.9% over Q2 2018 to RMB270.2 million (US$39.4 million)

•	Operating margin was 28.0% compared with 24.4% in Q2 2018

•	Fully diluted earnings per share was RMB1.00 (US$0.15)

•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB5.90 (US$0.86)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “We continue to face tough market conditions in 2019 as economic uncertainty has weighed on companies in China. With employers being cautious on spending and highly selective in adding headcount during this business cycle, we have seen a slowdown in recruitment activity which has affected the growth of our online business. In the other HR services area, there has been some resiliency as our HR outsourcing business is making progress after operational adjustments stemming from the implementation of new tax and social insurance regulations earlier this year. Despite soft demand, we are executing our strategic plan with efficiency and cost effectiveness, which enabled us to maintain solid margins and profitability in the second quarter. With proven focus, discipline and experience, we are managing through current market challenges while continuing to invest, innovate and incubate new HR products and services that will drive 51job’s growth and development over the long term.”

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 2

Second Quarter 2019 Unaudited Financial Results

Net revenues for the second quarter ended June 30, 2019 were RM963.6 million (US$140.4 million), an increase of 7.6% from RMB895.5 million for the same quarter in 2018.

Online recruitment services revenues for the second quarter of 2019 were RMB611.0 million (US$89.0 million), representing a 3.8% increase from RMB588.4 million for the same quarter of the prior year. The growth was driven by higher revenue per unique employer, which was partially offset by a decrease in the number of unique employers utilizing the Company’s online services. Average revenue per unique employer increased 20.0% in the second quarter of 2019 as compared with the same quarter in 2018, due to up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services as well as the Company’s continued reallocation of sales resources away from smaller sized customer accounts. In line with the Company’s strategic priority to focus more attention on higher potential employers and moderate new user additions, the estimated number of unique employers decreased 13.5% to 326,996 in the second quarter of 2019 compared with 377,831 for the same quarter of the prior year. The estimated number of unique employers in the second quarter of 2019 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the second quarter of 2019 increased 14.8% to RMB352.6 million (US$51.4 million) from RMB307.1 million for the same quarter in 2018. The increase was primarily due to greater usage and growth of business process outsourcing, training and assessment services.

Gross profit for the second quarter of 2018 increased 5.4% to RMB675.9 million (US$98.5 million) from RMB641.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 70.1% in the second quarter of 2019 compared with 71.6% for the same quarter in 2018 due to higher employee compensation expenses.

Operating expenses for the second quarter of 2019 decreased 4.1% to RMB405.6 million (US$59.1 million) from RMB422.9 million for the same quarter in 2018. Sales and marketing expenses for the second quarter of 2019 decreased 6.1% to RMB313.7 million (US$45.7 million) from RMB334.2 million for the same quarter of the prior year primarily due to lower advertising expenditures, performance-based bonuses and selling expenses, which was partially offset by higher employee salaries and social insurance payments. General and administrative expenses for the second quarter of 2019 increased 3.7% to RMB92.0 million (US$13.4 million) from RMB88.7 million for the same quarter of the prior year primarily due to higher employee compensation expenses, which was partially offset by lower office expenses.

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 3

Income from operations for the second quarter of 2019 increased 23.9% to RMB270.2 million (US$39.4 million) from RMB218.1 million for the second quarter of 2018. Operating margin, which is income from operations as a percentage of net revenues, was 28.0% in the second quarter of 2019 compared with 24.4% for the same quarter in 2018. Excluding share-based compensation expense, operating margin would have been 30.9% in the second quarter of 2019 compared with 27.2% for the same quarter in 2018.

The Company recognized a gain from foreign currency translation of RMB28.6 million (US$4.2 million) in the second quarter of 2019 compared with a loss of RMB80.8 million in the second quarter of 2018 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes.

In the second quarter of 2019, the Company recognized a mark-to-market, non-cash loss of RMB333.3 million (US$48.5 million) associated with a change in fair value of convertible senior notes compared with RMB309.3 million in the second quarter of 2018. On April 15, 2019, the convertible senior notes matured and the principal amount of US$172.5 million was converted into 4,035,664 shares.

Other income in the second quarter of 2019 included local government financial subsidies of RMB123.1 million (US$17.9 million) compared with RMB154.0 million in the second quarter of 2018.

Net income attributable to 51job for the second quarter of 2019 was RMB67.4 million (US$9.8 million) compared with net loss of RMB(56.6) million for the same quarter in 2018. Fully diluted earnings per share for the second quarter of 2019 were RMB1.00 (US$0.15) compared with loss per share of RMB(0.92) for the same quarter in 2018.

In the second quarter of 2019, total share-based compensation expense was RMB28.0 million (US$4.1 million) compared with RMB25.1 million in the second quarter of 2018.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the second quarter of 2019 increased 11.5% to RMB400.1 million (US$58.3 million) compared with RMB358.7 million for the second quarter of 2018. Non-GAAP adjusted fully diluted earnings per share were RMB5.90 (US$0.86) in the second quarter of 2019 compared with RMB5.43 in the second quarter of 2018.

As of June 30, 2019, cash and short-term investments totaled RMB9,756.7 million (US$1,421.2 million) compared with RMB8,834.2 million as of December 31, 2018.

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 4

Business Outlook

Based on current market and operating conditions, the Company’s net revenues target for the third quarter of 2019 is in the estimated range of RMB915 million to RMB955 million (US$133.3 million to US$139.1 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact. Excluding share-based compensation expense and any gain or loss from foreign currency translation, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2019 is in the estimated range of RMB4.00 to RMB4.30 (US$0.58 to US$0.63) per share. The Company expects total share-based compensation expense in the third quarter of 2019 to be in the estimated range of RMB32 million to RMB33 million (US$4.7 million to US$4.8 million).

Presentation and Reclassification of Government Surcharges

Beginning January 1, 2019, the Company’s presentation of government surcharges has changed, and government surcharges have been included in cost of services. The prior year’s amount of government surcharges has been reclassified to conform with the current year’s presentation. This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.8650 to US$1.00, the noon buying rate on June 28, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on August 5, 2019 (9:00 a.m. Beijing / Hong Kong time zone on August 6, 2019) to discuss its second quarter 2019 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-3018-4992

Conference ID: 51job

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 5

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning 37 cities across China.

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 6

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 7

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	588,379	611,025	89,006
Other human resource related revenues	307,147	352,567	51,357
Net revenues (Note 2)	895,526	963,592	140,363
Cost of services (Note 3)	(254,512)	(287,733)	(41,913)
Gross profit	641,014	675,859	98,450
Operating expenses:
Sales and marketing (Note 4)	(334,217)	(313,687)	(45,694)
General and administrative (Note 5)	(88,655)	(91,956)	(13,395)
Total operating expenses	(422,872)	(405,643)	(59,089)
Income from operations	218,142	270,216	39,361
Gain (Loss) from foreign currency translation	(80,775)	28,571	4,162
Interest and investment income, net	26,420	45,424	6,617
Change in fair value of convertible senior notes	(309,313)	(333,287)	(48,549)
Other income, net	153,869	123,059	17,926
Income before income tax expense	8,343	133,983	19,517
Income tax expense	(65,662)	(67,420)	(9,821)
Net income (loss)	(57,319)	66,563	9,696
Net loss attributable to non-controlling interests	691	861	125
Net income (loss) attributable to 51job, Inc.	(56,628)	67,424	9,821

Net income (loss)	(57,319)	66,563	9,696
Other comprehensive income	856	378	55
Total comprehensive income (loss)	(56,463)	66,941	9,751
Earnings (Loss) per share:
Basic	(0.92)	1.03	0.15
Diluted (Note 6)	(0.92)	1.00	0.15
Weighted average number of common shares outstanding:
Basic	61,350,009	65,618,355	65,618,355
Diluted	61,350,009	67,754,553	67,754,553

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8650 to US$1.00 on June 28, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Beginning January 1, 2019, government surcharges have been included in cost of services. The prior year's amount amount of government surcharges has been reclassified to conform with the current year's presentation.  This reclassification reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

(3) Includes share-based compensation expense of RMB3,384 and RMB4,459 (US$650) for the three months ended June 30, 2018 and 2019, respectively.

(4) Includes share-based compensation expense of RMB2,909 and RMB3,833 (US$558) for the three months ended June 30, 2018 and 2019, respectively.

(5) Includes share-based compensation expense of RMB18,798 and RMB19,684 (US$2,867) for the three months ended June 30, 2018 and 2019, respectively.

(6) Diluted loss per share for the three months ended June 30, 2018 was calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes and the impact of share options were excluded in the computation of diluted loss per share for the three months ended June 30, 2018 because their effect would be anti-dilutive. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 8

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,136,671	1,224,401	178,354
Other human resource related revenues	570,128	651,052	94,836
Net revenues (Note 2)	1,706,799	1,875,453	273,190
Cost of services (Note 3)	(469,407)	(537,097)	(78,237)
Gross profit	1,237,392	1,338,356	194,953
Operating expenses:
Sales and marketing (Note 4)	(609,030)	(602,415)	(87,752)
General and administrative (Note 5)	(174,185)	(182,199)	(26,540)
Total operating expenses	(783,215)	(784,614)	(114,292)
Income from operations	454,177	553,742	80,661
Gain (Loss) from foreign currency translation	(44,488)	42,351	6,169
Interest and investment income, net	49,434	77,980	11,359
Change in fair value of convertible senior notes	(898,415)	(752,073)	(109,552)
Other income, net	154,184	185,387	27,005
Income (Loss) before income tax expense	(285,108)	107,387	15,642
Income tax expense	(109,837)	(127,476)	(18,569)
Net loss	(394,945)	(20,089)	(2,927)
Net loss attributable to non-controlling interests	5,505	2,697	393
Net loss attributable to 51job, Inc.	(389,440)	(17,392)	(2,534)

Net loss	(394,945)	(20,089)	(2,927)
Other comprehensive income	156	60	9
Total comprehensive loss	(394,789)	(20,029)	(2,918)
Loss per share:
Basic	(6.37)	(0.27)	(0.04)
Diluted (Note 6)	(6.37)	(0.27)	(0.04)
Weighted average number of common shares outstanding:
Basic	61,143,380	63,642,818	63,642,818
Diluted	61,143,380	63,642,818	63,642,818

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8650 to US$1.00 on June 28, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Beginning January 1, 2019, government surcharges have been included in cost of services. The prior year's amount amount of government surcharges has been reclassified to conform with the current year's presentation.  This reclassification reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

(3) Includes share-based compensation expense of RMB6,953 and RMB9,120 (US$1,328) for the six months ended June 30, 2018 and 2019, respectively.

(4) Includes share-based compensation expense of RMB5,977 and RMB7,840 (US$1,142) for the six months ended June 30, 2018 and 2019, respectively.

(5) Includes share-based compensation expense of RMB34,963 and RMB40,302 (US$5,871) for the six months ended June 30, 2018 and 2019, respectively.

(6) Diluted loss per share for the six months ended June 30, 2018 was calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes and the impact of share options were excluded in the computation of diluted loss per share for the six months ended June 30, 2018 because their effect would be anti-dilutive. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares. The impact of share options was excluded in the computation of diluted loss per share for the six months ended June 30, 2019 because the effect would be anti-dilutive.

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 9

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	8,343	133,983	19,517
Add back: Share-based compensation	25,091	27,976	4,075
Add back: (Gain) Loss from foreign currency translation	80,775	(28,571)	(4,162)
Add back: Change in fair value of convertible senior notes	309,313	333,287	48,549
Non-GAAP income before income tax expense	423,522	466,675	67,979
GAAP income tax expense	(65,662)	(67,420)	(9,821)
Tax effect of non-GAAP line items	132	(64)	(9)
Non-GAAP income tax expense	(65,530)	(67,484)	(9,830)
Non-GAAP adjusted net income	357,992	399,191	58,149
Non-GAAP adjusted net income attributable to 51job, Inc.	358,683	400,052	58,274
Non-GAAP adjusted earnings per share:
Basic	5.85	6.10	0.89
Diluted (Notes 2, 3)	5.43	5.90	0.86
Weighted average number of common shares outstanding:
Basic	61,350,009	65,618,355	65,618,355
Diluted	67,708,774	67,754,553	67,754,553

	For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income (loss) before income tax expense	(285,108)	107,387	15,642
Add back: Share-based compensation	47,893	57,262	8,341
Add back: (Gain) Loss from foreign currency translation	44,488	(42,351)	(6,169)
Add back: Change in fair value of convertible senior notes	898,415	752,073	109,552
Non-GAAP income before income tax expense	705,688	874,371	127,366
GAAP income tax expense	(109,837)	(127,476)	(18,569)
Tax effect of non-GAAP line items	51	(56)	(8)
Non-GAAP income tax expense	(109,786)	(127,532)	(18,577)
Non-GAAP adjusted net income	595,902	746,839	108,789
Non-GAAP adjusted net income attributable to 51job, Inc.	601,407	749,536	109,182
Non-GAAP adjusted earnings per share:
Basic	9.84	11.78	1.72
Diluted (Notes 2, 3)	9.20	11.44	1.67
Weighted average number of common shares outstanding:
Basic	61,143,380	63,642,818	63,642,818
Diluted	67,332,502	65,542,618	65,542,618

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8650 to US$1.00 on June 28, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share for the three and six months ended June 30, 2018 were calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,050 and RMB17,903 related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three and six months ended June 30, 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three and six months ended June 30, 2018.

(3) On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

51job, Inc. Reports Second Quarter 2019 Financial Results August 5, 2019 Page 10

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
(In thousands, except share and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS
Current assets:
Cash	1,968,351	2,016,791	293,779
Restricted cash	5,770	15,816	2,304
Short-term investments	6,865,886	7,739,937	1,127,449
Accounts receivable (net of allowance of RMB11,014 and
RMB10,976 as of December 31, 2018 and June 30, 2019,
respectively)	230,065	207,940	30,290
Prepayments and other current assets	606,918	653,197	95,149
Total current assets	9,676,990	10,633,681	1,548,971
Non-current assets:
Long-term investments	729,095	807,095	117,567
Property and equipment, net	527,020	281,575	41,016
Goodwill	1,036,124	1,036,124	150,928
Intangible assets, net	244,446	223,285	32,525
Right-of-use assets (Note 2)	—	340,155	49,549
Other long-term assets	9,736	10,440	1,521
Deferred tax assets	15,005	17,310	2,521
Total non-current assets	2,561,426	2,715,984	395,627
Total assets	12,238,416	13,349,665	1,944,598

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	49,881	55,801	8,128
Salary and employee related accrual	164,134	141,775	20,652
Taxes payable	191,793	123,581	18,002
Advance from customers	1,126,300	1,193,425	173,842
Convertible senior notes	1,725,182	—	—
Lease liabilities, current (Note 2)	—	38,719	5,640
Other payables and accruals	952,178	1,042,327	151,832
Total current liabilities	4,209,468	2,595,628	378,096
Non-current liabilities:
Lease liabilities, non-current (Note 2)	—	62,690	9,132
Deferred tax liabilities	210,752	231,237	33,683
Total non-current liabilities	210,752	293,927	42,815
Total liabilities	4,420,220	2,889,555	420,911

Mezzanine equity:
Redeemable non-controlling interests	225,645	221,155	32,215

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares
authorized, 61,874,716 and 66,363,563 shares issued and
outstanding as of December 31, 2018 and June 30, 2019,
respectively)	50	53	8
Additional paid-in capital	2,055,036	4,717,095	687,122
Statutory reserves	17,279	17,279	2,517
Accumulated other comprehensive income	254,185	254,245	37,035
Retained earnings	5,242,691	5,225,299	761,151
Total 51job, Inc. shareholders' equity	7,569,241	10,213,971	1,487,833
Non-controlling interests	23,310	24,984	3,639
Total equity	7,592,551	10,238,955	1,491,472
Total liabilities, mezzanine equity and equity	12,238,416	13,349,665	1,944,598

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8650 to US$1.00 on June 28, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) The Company has adopted ASU No. 2016-02, "Leases," beginning January 1, 2019. Under the new provisions, the Company has recognized right-of-use assets and lease liabilities for all operating leases related to office buildings with terms more than 12 months.